

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 30, 2016

Via E-mail
Bryan R. McKeag
Executive Vice President and Chief Financial Officer
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, IA 52001

> **Re:** **Heartland Financial USA, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 12, 2016**
> **File No. 333-215047**

Dear Mr. McKeag:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Quorum and Vote Required, page 28

1.   We note your disclosure in the third paragraph stating that Founders' directors and executive officers have agreed to vote their shares in favor of the merger. We also note that in the fourth "Whereas" clause on the first page of the merger agreement, you refer to a Shareholder Voting Agreement entered into with certain holders of Founders common stock who own approximately 29.6% of the outstanding shares of Founders common stock. Please file the Shareholder Voting Agreement as an exhibit to the registration statement with your next pre-effective amendment, or include it as an attachment to the merger agreement at the end of the prospectus.

<u>Material United States Federal Income Tax Consequences of the Merger, page 47</u>

2.   We note your disclosure in the third full paragraph on page 49 that the merger is "intended" to qualify as a "reorganization." Since counsel has provided a short-form tax opinion (refer to Exhibit 8.1), the prospectus disclosure would represent the opinion of counsel. Please revise and direct counsel to provide an opinion that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Please refer to Section III.A.2 of Staff Legal Bulletin No. 19 for guidance.

<u>Information about Founders, page 62</u>

3.   Please disclose Item 403 of Regulation S-K information with respect to Founders' beneficial owners and management. Please refer to Item 18(a)(5)(ii) of Form S-4 and Item 6(d) of Schedule 14A for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        Era Anagnosti
                                        Legal Branch Chief
                                        Office of Financial Services

cc: Jay L. Swanson, Esq.